UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number: 000-52145

BIT-X FINANCIAL CORP
(Translation of registrant's name into English)

838 West Hastings Street, Suite 300
Vancouver, BC V6C-0A6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

Exhibits

PRESS RELEASE:

BIT-X FINANCIAL SET TO LAUNCH [DIGATRADE™] CRYPTOCURRENCY BITCOIN EXCHANGE JUNE 29TH

For Immediate Release

Vancouver, BC – June 23, 2015 – Bit-X Financial Corp. (OTCQB: BITXF), a digital currency bitcoin exchange and internet financial services company, today announced that its new exchange DIGATRADE™ is set to go-live June 29th and will operate under the domain www.digatrade.com.

DigaTrade™ will soft-launch on June 26th for exclusive users and investors that have previously registered at www.digatrade.com. The on-ramp group will be the first to set up their accounts and complete the compliance verification process and start navigating our trading platform.

Brad Moynes, President of Bit-X Financial and DigaTrade™ stated; “The proprietary trading engine (powered by ANX technology), provides our customers with access to a shared liquidity order-book and proven industry partnerships will provide a smooth trading experience”. “The simple trading interface combined with world class management of high volume, high throughput, low latency trading modeled on the same LMAX pattern now leveraged by the world’s largest Investment Banks makes DigaTrade™ an excellent choice for your digital asset portfolio”.

“We are delighted to offer both our expertise in cryptocurrency technology and ANX managed services to Bit-X Financial Corp.,” said Dave Chapman, Chief Operating Officer of ANX. “The completely managed solution relies on a proven technology stack with the security assurance of a reputable and long serving exchange”.

ABOUT BITXF:

Bit-X Financial Corp is a Vancouver; British Columbia based Company listed on the OTC.QB under the trading symbol BITXF. The Company owns and operates a digital currency exchange and internet financial services Company; [DIGATRADE™]. BITXF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission “BCSC” and in the United States with the Securities Exchange Commission “SEC”. The exchange will initially offer Canadian dollar payment processing via Electronic Funds Transfer “EFT”, and bank wire transfers followed by US dollar payment processing via credit cards including Visa & Mastercard.

CORPORATE CONTACT INFORMATION:

Bit-X Financial Corp

838 West Hastings Street, Suite 300

Vancouver, BC V6C-0A6

Canada

Tel: +1(604) 200-0071

Fax: +1(604) 200-0072

www.bitxfin.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit-X Financial Corp
(Registrant)

Date: June 24, 2015	By:	/S/ Brad J. Moynes
Brad J. Moynes

	Title:	President